Exhibit 99.1

Sky Solar Holdings, Ltd. Announces New Shanghai Office Location

HONG KONG, Dec. 12, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that it is moving its Shanghai office to a new location, effective December 15, 2017.

The new address will be Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai (the “New Address”). All phone numbers, email addresses and other contact information remains the same.

Accordingly, the venue of the annual general meeting (the “AGM”) of the Company to be held on December 29, 2017 has been changed to the new Shanghai office at the New Address. In addition, the address to receive forms of proxy by mail has been changed to the New Address. All forms of proxy delivered to the former Shanghai office at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China in accordance with the instructions specified in the form of proxy accompanying the notice of the AGM by 10:00 a.m. December 22, 2017 (New York time) will remain valid and be redirected to the New Address.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2017, the Company owned and operated 136.8 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com